UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2024

Commission File Number: 001-41891

Vast Renewables Limited

(Translation of registrant’s name into English)

226-230 Liverpool Street,

Darlinghurst, NSW 2010,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Directors

On January 10, 2023, the board of directors (the “Board”) of Vast Renewables Limited (the “Company”) approved and confirmed the appointment of Peter Botten as non-executive director and chairman of the Board and Thomas Quinn as a non-executive director.

Mr. Botten was designated as a Class III director, with an initial term expiring at the Company’s third annual general meeting following his appointment. Mr. Botten’s compensation for his services as chairman will be consistent with the terms of the Company’s director renumeration policy.

Mr. Botten is a distinguished ex-Chief Executive and internationally recognized business leader, with over 40 years of experience in the resources sector. With an illustrious career, including over 26 years as Managing Director of the international energy company Oil Search, Mr. Botten was one of the longest-serving Chief Executives on the Australian Stock Exchange. During his tenure at Oil Search from 1993 to 2020, the company underwent a remarkable transformation, evolving from a team of seven employees with a market capitalization of approximately $200 million into an industry powerhouse. Under Mr. Botten’s visionary leadership, Oil Search achieved unprecedented growth to a workforce of over 3,000 employees and a market capitalization of an impressive $15 billion. Mr. Botten has been Deputy Chair of the Board of Directors of Karoon Energy Ltd since May 2023 and a non-executive director since October 2020, Chair of the Board of Directors of Aurelia Metals Ltd since October 2021 and Chair of the Board of Directors of Conrad Energy (Asia) since September 2022. Mr. Botten served as a non-executive director of AGL Energy LTD from October 2016 to July 2023 and served as Chair of the Board of Directors from April 2021 to July 2023. Mr. Botten holds a Bachelor of Science ARSM from Imperial College of Science and Technology, London University, Royal School of Mines.

There are no family relationships between Mr. Botten and any other employees of the Company or members of the Board. There are no arrangements or understandings between Mr. Botten and any other persons pursuant to which Mr. Botten was appointed as a director, and there are no related-party transactions in which Mr. Botten has an interest requiring disclosure.

Mr. Quinn was designated as a Class II director, with an initial term expiring at the Company’s second annual general meeting following his appointment. Mr. Quinn’s compensation for his services as a non-executive director will be consistent with the terms of the Company’s director renumeration policy.

Mr. Quinn has served as President of AREEA – Australian Resources & Energy Employer Association since 2017 and as Deputy Chair of St Vincent de Paul Society Victoria since 2021. Mr. Quinn has extensive C-suite experience across international and Australian engineering, construction and maintenance enterprises in multiple sectors including infrastructure, energy, resources, industrial and social services sectors with full P&L accountability in leading global publicly-listed service companies. Mr. Quinn’s track record of inclusive, accountable leadership has delivered sustainable financial results, cultural and strategic growth through acquisition and organic means in major diversified Australian, European, North American, and Asian businesses. Mr. Quinn also brings global project delivery expertise from 30+ years leading projects and businesses for some of the world’s leading engineering construction companies, including Fluor Corporation, Aker Solutions ASA (f/k/a Aker Kvaerner) and Jacobs Solutions Inc. Mr. Quinn was Executive Advisor on Macquarie Capital’s multi-billion dollar APAC infrastructure, digital and energy team from 2022 until March 2023. From 2016 to 2021, Mr. Quinn was Managing Director and Chief Executive Officer for Broadspectrum (acquired by Venetia in 2020), an AUD 3 billion, 15,000 person business that provided infrastructure maintenance services. From 2002 to 2016, Mr. Quinn worked for Aker Kvaerner and then Jacobs Solutions, ultimately serving as Group Vice President North American Upstream & Midstream / GVP Asia Pacific / Managing Director Australia & New Zealand. From 1987 to 2001, Mr. Quinn worked for Fluor where he was Director, General Manager and Major Project Manager at the time of his departure. Mr. Quinn is a fellow of the Institution of Engineers, Australia (IEAust), the Australian Institute of Mining & Metallurgy (AusIMM) and the Australian Institute of Company Directors (AICD). Mr. Quinn received a Bachelor of Science, Mechanical Engineering (Hons) from Monash University and an Executive MBA from Monash University / Mt. Eliza Business School.

There are no family relationships between Mr. Quinn and any other employees of the Company or members of the Board. There are no arrangements or understandings between Mr. Quinn and any other persons pursuant to which Mr. Quinn was appointed as a director, and there are no related-party transactions in which Mr. Quinn has an interest requiring disclosure.

On January 12, 2024, the Company issued a press release announcing the aforementioned appointment of Peter Botten and Thomas Quinn to the Board, a copy of which is furnished as Exhibit 99.1 to this Report.

Forward-Looking Statements

The information included in this report, in any exhibits attached hereto and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the business combination (the “Business Combination”) between the Company and Nabors Energy Transition Corp. (“NETC”), the benefits of the Business Combination and Vast’s future financial performance following the Business Combination, as well as Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “should,” “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in such communications, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of the Business Combination; costs related to the Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated January 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited

Date: January 12, 2024
	By:	/s/ Craig Wood
	Name:	Craig Wood
	Title:	Chief Executive Officer